FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                        Report of Foreign Private Issuer
                    Pursuant to Rule 13a - 16 or 15d - 16 of
                      the Securities Exchange Act of 1934

                          For the month of February, 2006

                               HSBC Holdings plc

                              42nd Floor, 8 Canada
                        Square, London E14 5HQ, England


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

                          Form 20-F X Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934).

                                Yes....... No X


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............)




17 February 2006

                                  HSBC USA INC.
                      2005 FULL YEAR RESULTS - HIGHLIGHTS *  **



-   Net income for the year ended 31 December 2005 was US$976 million
    (US$1,258 million in 2004). The 2005 results include the full year impact of the purchase of consumer finance assets, including private label credit cards from HSBC Finance Corporation in December 2004. ***



- Total revenues increased by 23 per cent to US$4,974 million in 2005 (US$4,060 million in 2004).



- Total deposits increased by 15 per cent to US$91.8 billion at 31 December 2005 (US$80.0 billion at 31 December 2004).



- Total assets increased by 9 per cent to US$153.9 billion at 31 December 2005 (US$141.1 billion at 31 December 2004).



- Tier 1 capital ratio of 8.25 per cent at 31 December 2005 compared to 8.34 per cent at 31 December 2004.

__________________________________________________________________________



* HSBC USA Inc.'s primary subsidiary is HSBC Bank USA, National Association (the Bank), which is subject to supervision and examination by various U.S. regulators. The Bank was required to file periodic financial information (Call Report) for the year ending 31 December 2005 and this information is publicly available through U.S. government information resources. Given that this information is available in the public domain, HSBC USA Inc has elected to file this release.



**   Results are prepared in accordance with U.S. GAAP (generally accepted accounting principles). HSBC USA Inc. is an indirect wholly-owned subsidiary of HSBC Holdings plc (HSBC). HSBC's 2005 results are scheduled for release on 6 March 2006. Those results will be released under International Financial Reporting Standards (IFRS) and will describe HSBC's North American results, including HSBC USA Inc. and HSBC Finance Corporation, as well as HSBC's fully consolidated figures. Certain revenues and expenses related to inter-HSBC transactions are eliminated upon consolidation. See *** below.



*** The purchase of consumer finance assets, principally credit card receivables from prime customers, included an initial purchase premium of US$639 million. US$451 million of this initial purchase premium was amortized as a reduction to revenues in 2005. In addition, 2004 results included gains from the sale of credit card relationships to HSBC Finance Corporation of approximately US$99 million. As part of the HSBC consolidation process, the amortization of US$451 million and the US$99 million gain are eliminated.








HSBC USA Inc. reported net income of US$976 million for the year ended 31 December 2005, compared to US$1,258 million for the year ended 31 December 2004. The reduction in pre-tax income from 2004 to 2005 of US$434 million includes two meaningful inter-HSBC accounting events, both of which are eliminated upon consolidation. US$451 million of pre-tax premium amortization costs were recorded in 2005 on the private label credit card portfolio purchased from HSBC Finance Corporation at year-end 2004. Also, 2004 results included gains from the sale of credit card relationships to HSBC Finance Corporation of approximately US$99 million. These transactions comprise the most significant factors in the year-to-year reduction in pre-tax income. The addition of the private label credit card portfolio significantly increased year-over-year revenues, provisions for credit losses, and operating expenses.



Commenting on the results, Martin Glynn, President and Chief Executive Officer of HSBC USA Inc. said: "Results in 2005 were generally strong and surpassed expectations, due in part to a sound economy which led to very strong credit quality, particularly within our commercial lending portfolios. Strong revenue, loan, and deposit growth were also recorded within our core banking businesses, including Personal Financial Services, Commercial Banking and Private Banking. We were especially proud of the growth achieved with our small business customers as we were named the No. 1 Small Business Administration lender in New York State.



"Within North America, numerous initiatives are underway amongst the various HSBC affiliates. One of these involved the transfer of consumer finance assets, principally credit cards, from HSBC Finance Corporation to HSBC USA Inc. in late 2004 in order to realize funding benefits. The non-cash accounting amortization of the associated purchase premiums reduced reported results in HSBC USA Inc. in 2005. Looking forward, this amortization reduces significantly in 2006 and I anticipate this portfolio will contribute positively in the years ahead.



"We invested in our Corporate Investment Banking and Markets (CIBM) capabilities over the past two years as part of HSBC's strategic initiative to build this business. While this increased our expense base in 2005, it was gratifying to see a commensurate increase in trading revenues, which were up 37 per cent year over year. However, the flat yield curve did significantly constrain our growth in net interest income, particularly in the second half of the year.



"Our focus for 2006 will be to maintain strong revenue growth and increasingly leverage marketing initiatives to heighten awareness of the HSBC brand in the U.S. The national rollout of our Online Savings Account product offered at www.hsbcdirect.com is an example of such an effort to drive growth of the brand and add deposits. HSBC USA Inc. is well positioned to support the future financial requirements of our customers and generate increasingly positive financial results."



Revenues

For the year ended 31 December 2005, total revenues (pre-provision) increased by US$914 million, or 23 per cent, from US$4,060 million to US$4,974 million. The acquisition of the consumer finance assets, primarily the credit card portfolio, contributed largely to the increases (notwithstanding the premium amortization discussed above) in net interest income and in fee income (including both credit card and securitization fees).

Trading revenues increased 37 per cent compared with 2004, primarily in the CIBM businesses, driven partly by investment in HSBC's strategic expansion initiative and partly by favorable capital market conditions. These increases partially offset the effect of the flat yield curve, which significantly constrained HSBC USA Inc.'s ability to generate growth in net interest income, particularly in the second half of the year.

Growing levels of deposits in core banking businesses also contributed to increased revenues by providing lower cost funding to support asset growth. Residential mortgage banking revenue, including servicing fees net of impairment, origination gains, and related hedge costs, improved significantly over 2004.

Operating Expenses

For the year ended 31 December 2005, operating expenses increased by US$657 million, or 31 per cent, from US$2,101 million to US$2,758 million, which included a significant increase in support services received from HSBC affiliates, particularly in the fourth quarter. These include support from HSBC Finance Corporation (loan origination and servicing), HSBC Technology Services (information and technology services), and HSBC Markets USA (broker-dealer and support for CIBM). In addition, increased expenses were incurred for marketing and brand expansion initiatives, as well as expansion of retail lending and deposit activities through new products and new offices outside of New York State.



Credit Quality and Provisions for Credit Losses

For the year ended 31 December 2005, the provision for credit losses increased by US$691 million to US$674 million, primarily related to growth in the consumer lending portfolios. The increase is mainly related to the credit card portfolio acquisition, but also reflects increases due to the impact of Hurricane Katrina and the changes in consumer bankruptcy laws. The commercial lending provision was lower than in 2004, reflecting the continued improvement in credit quality during 2005. Net charge-offs of US$616 million for the year ended 31 December 2005 were primarily related to consumer loans.



Capital Ratios

HSBC USA Inc.'s tier 1 capital to risk-weighted assets ratio was 8.25 per cent on 31 December 2005 compared to 8.34 per cent at 31 December 2004. Total capital to risk-weighted assets of 12.53 per cent on 31 December 2005 was unchanged compared to 31 December 2004.



Certain statements in this document are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act. These statements are based on management's current expectations and are subject to uncertainty and changes in circumstances. Actual results may differ materially from those included in these statements due to a variety of factors. More information about these factors is contained in the company's filings with the Securities and Exchange Commission.








Media inquiries (U.K.):       Karen Ng                   020 7991 0655
                              Richard Lindsay            020 7992 1555

Media inquiries (USA):        Kathleen Rizzo-Young       (716) 841-5003
                              Stephen Cohen              (212) 525-6901

Investor inquiries:           Patrick McGuinness         020 7992 1938





About HSBC Bank USA, N.A.:

HSBC Bank USA, N.A. has nearly 400 branches in New York State, a network of branches in Florida and California and a number of branches in other states. Throughout the U .S., the bank serves more than 3 million individual and business customers with a full range of financial products and services. It is the principal subsidiary of HSBC USA Inc, one of the nation's largest bank holding companies by assets and an indirectly held, wholly owned subsidiary of HSBC North America Holdings Inc. For more information about HSBC Bank USA and its products and services visit http://us.hsbc.com.







HSBC USA Inc. - Summary

                                                              Quarter ended               Year ended
                                                             31          31           31             31
                                                       December    December     December       December
Figures in US$ millions                                    2005        2004         2005           2004

Revenue and Earnings
Total Revenues (Pre-Provision)                            1,256       1,025        4,974          4,060
Pre-tax income                                              312         436        1,542          1,976
Net income                                                  196         269          976          1,258

Performance ratios (%)
Return on average common equity                             6.7        12.6          8.8           16.4
Net yield on average earning assets                         2.1         2.4          2.3            2.7
Cost:income ratio                                          59.4        59.7         55.4           51.7
Other operating income to total income                     40.9        31.7         38.4           32.5

Credit information
Non-accruing loans at end of period                                                  241            264
Commercial net charge-offs                                   21          10            4            (7)
Consumer net charge-offs                                    183          24          612             86
Allowance available for credit losses
- Balance at end of period                                                           846            788
- As a per centage of non-accruing loans                                           351.0 %        298.5 %
- As a per centage of loans outstanding                                              0.9 %          0.9 %


Average balances
Assets                                                  152,509     127,741      147,176        112,226
Loans                                                    89,741      69,985       87,898         60,328
Deposits                                                 88,663      77,194       85,523         72,853
Common equity                                            10,697       8,289       10,603          7,557

Capital ratios (%) at end of period
Leverage ratio                                                                      6.51           7.20
Tier 1 capital to risk-weighted assets                                              8.25           8.34
Total capital to risk-weighted assets                                              12.53          12.53

Assets under administration at end of period
Funds under management                                                            27,883         29,243
Custody accounts                                                                  26,093         25,906
Total assets under administration                                                 53,976         55,149






                                                                Quarter ended                 Year ended
                                                              31             31             31             31
                                                        December       December       December       December
Figures in US$ millions                                     2005           2004           2005           2004

Interest income
Loans                                                      1,253            851          4,630          2,912
Securities                                                   231            218            882            868
Trading assets                                                82             51            275            165
Short-term investments                                       109             53            310            115
Other interest income                                          9              5             32             18
Total interest income                                      1,684          1,178          6,129          4,078

Interest expense
Deposits                                                     572            282          1,771            825
Short-term borrowings                                         71             32            276            132
Long-term debt                                               299            164          1,019            380
Total interest expense                                       942            478          3,066          1,337

Net interest income                                          742            700          3,063          2,741



Provision (credit) for credit losses                         198            (24 )          674            (17 )
Net interest income, after provision for credit              544            724          2,389          2,758
losses

Other revenues
Trust income                                                  22             25             87             95
Service charges                                               52             55            210            213
Other fees and commissions                                   217             84            698            425
Securitization revenue                                        15              -            114              -
Other income                                                  56             50            237            333
Residential mortgage banking revenue (expense)                24            (14 )           64           (120 )
Trading revenues                                             127             99            395            288
Security gains, net                                            1             26            106             85
Total other revenues                                         514            325          1,911          1,319


Operating expenses
Salaries and employee benefits                               274            234          1,052            947
Occupancy expense, net                                        48             52            182            176
Support services from HSBC affiliates                        269            129            919            420
Other expenses                                               155            198            605            558
Total operating expenses                                     746            613          2,758          2,101

Pre-tax income                                               312            436          1,542          1,976
Income tax expense                                           116            167            566            718
Net income                                                   196            269            976          1,258






                                                                                Quarter  ended
                                                                31              30             30             31
Figures in US$ millions                                      March            June      September       December
                                                              2005            2005           2005           2005
Interest income
Loans                                                        1,049           1,136          1,192          1,253
Securities                                                     210             215            225            231
Trading assets                                                  59              60             73             82
Short-term investments                                          49              70             83            109
Other interest income                                            6               9              9              9
Total interest income                                        1,373           1,490          1,582          1,684

Interest expense
Deposits                                                       327             396            476            572
Short-term borrowings                                           52              67             87             71
Long-term debt                                                 219             242            258            299
Total interest expense                                         598             705            821            942

Net interest income                                            775             785            761            742



Provision for credit losses                                    107             170            199            198
Net interest income, after provision for credit                668             615            562            544
losses

Other revenues
Trust income                                                    23              22             21             22
Service charges                                                 52              53             52             52
Other fees and commissions                                     145             144            192            217
Securitization revenue                                          44              25             30             15
Other income                                                    72              83             25             56
Residential mortgage banking revenue (expense)                  23             (13 )           31             24
Trading revenues                                                96              35            137            127
Security gains, net                                             23              64             17              1
Total other revenues                                           478             413            505            514


Operating expenses
Salaries and employee benefits                                 266             254            257            274
Occupancy expense, net                                          42              43             49             48
Support services from HSBC affiliates                          218             218            213            269
Other expenses                                                 128             169            154            155
Total operating expenses                                       654             684            673            746

Pre-tax income                                                 492             344            394            312
Income tax expense                                             176             131            142            116
Net income                                                     316             213            252            196








                                                                  At 31               At 31
                                                               December            December
Figures in US$ millions                                            2005                2004

Assets
Cash and due from banks                                           4,441               2,682
Interest bearing deposits with banks                              3,001               2,776
Federal funds sold and securities purchased
 under resale agreements                                          4,568               3,126
Trading assets                                                   21,220              19,815
Securities available for sale                                    17,764              14,655
Securities held to maturity                                       3,171               3,881
Loans                                                            90,342              84,947
Less - allowance for credit losses                                  846                 788
Loans, net                                                       89,496              84,159

Properties and equipment, net                                       538                 594
Intangible assets, net                                              463                 352
Goodwill                                                          2,694               2,697
Other assets                                                      6,503               6,313
Total assets                                                    153,859             141,050


Liabilities
Deposits in domestic offices
- Non-interest bearing                                            9,695               7,639
- Interest bearing                                               57,911              50,069
Deposits in foreign offices
- Non-interest bearing                                              320                 248
- Interest bearing                                               23,889              22,025
Total deposits                                                   91,815              79,981

Trading account liabilities                                      10,710              12,120
Short-term borrowings                                             7,049               9,874
Interest, taxes and other liabilities                             4,732               4,370
Long-term debt                                                   27,959              23,839
Total liabilities                                               142,265             130,184


Shareholders' equity

Preferred stock                                                   1,316                 500
Total common shareholders' equity
- Common stock * ($5 par; 150,000,000 shares                          -                   -
authorized; 706 shares issued)
- Capital surplus                                                 8,118               8,418
- Retained earnings                                               2,172               1,917
- Accumulated other comprehensive (loss) income                     (12 )                31
Total common shareholders' equity                                10,278              10,366

Total shareholders' equity                                       11,594              10,866

Total liabilities and shareholders' equity                      153,859             141,050




*      Less than $500,000.






                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                               HSBC Holdings plc

                                                By:
                                                Name:  P A Stafford
                                                Title: Assistant Group Secretary
                                                Date:  17 February, 2006